UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: April 10, 2018

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Underwriting Agreement

On April 4, 2018, Cellectis S.A. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC, Citigroup Global Markets Inc. and Barclays Capital Inc., as representatives of the several underwriters named therein, relating to the offering of 5,646,000 ordinary shares, €0.05 nominal value per share, in the form of American Depositary Shares (“ADSs”), at a public offering price of $31.00 per ADS (the “Offering”). The net proceeds to the Company from the Offering are approximately $163.7 million, after deducting the estimated expenses related to the Offering and the underwriting discounts and commissions payable by the Company. The Offering is expected to close on April 10, 2018, subject to the satisfaction of customary closing conditions. The Company has also granted the underwriters a 30-day option to purchase up to an additional 846,900 ordinary shares in the form of ADSs.

The Offering was made pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-217086) filed on March 31, 2017 and including a prospectus, as supplemented by a prospectus supplement dated April 4, 2018, filed on April 6, 2018.

In the Underwriting Agreement, the Company makes customary representations, warranties and covenants and also agrees to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make because of such liabilities. The foregoing description of the Underwriting Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement that is filed as Exhibit 1.1 to this Form 6-K and incorporated by reference herein.

The legal opinion of Jones Day relating to the ordinary shares is filed as Exhibit 5.1 to this Form 6-K and incorporated by reference herein and a consent relating to the incorporation of such opinion is filed as Exhibit 23.1 by reference to its inclusion within Exhibit 5.1 and incorporated by reference herein.

This report on Form 6-K and the exhibits hereto shall be deemed to be incorporated by reference in the Company’s registration statement on Form F-3 (333-217086).

EXHIBIT INDEX

Exhibit	Title

1.1	Underwriting Agreement, dated as of April 4, 2018, by and among the Company and Goldman Sachs & Co. LLC, Citigroup Global Markets Inc. and Barclays Capital Inc., as representatives of the several underwriters

5.1	Opinion of Jones Day, French counsel to the registrant

23.1	Consent of Jones Day (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A.
(Registrant)

April 10, 2018	By:	/s/ André Choulika
André Choulika
Chief Executive Officer